TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

August 14, 2024		NR 04 – 2024

Avrupa Minerals Announces $300,000 Private Placement

Vancouver, BC – August 14, 2024 – Avrupa Minerals Ltd. (TSXV:AVU) (“Avrupa” or the “Company”) is pleased to announce that it intends to complete a $300,000 private placement of Units. The proceeds of the private placement financing will be used to fund exploration and drilling at the projects in Finland and for working capital. Avrupa has two other European drilling projects underway, or soon to be underway, this summer, one for copper and zinc and one for gold and silver, both funded by partners.

Private Placement

Subject to the approval of the TSX Venture Exchange (the “Exchange”), the Company intends to raise $300,000 by way of a non-brokered private placement offering (the “Offering”) by issuing 10 million units (each, a “Unit”) at a price of $0.03.

Each Unit will be comprised of one common share in the capital of the Company and one common share purchase warrant (each, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company at an exercise price of $0.10 per common share, for a period of 36 months from the date of closing of the Offering.  Finders' fees of 7.0% in cash will be paid to eligible parties.

The proceeds from the issuance of the Units will be used by the Company to fund drilling and exploration programs in Finland, to fund ongoing operations in Portugal and Kosovo, and for general corporate purposes.

Closing of the Offering is subject to all applicable regulatory approvals, including the approval of the Exchange.  All securities are subject to a hold period of four months and one day in accordance with applicable securities laws.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 49%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire Portugal in an earn-in joint venture agreement.  The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo, and is actively advancing four prospects in central Finland through its in-process acquisition of Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.